SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

Eletrobras informs its shareholders and the market in general that it has received on this date, the Letter of the Comissão de ValoresMobiliários ("CVM") No. 239/2015/CVM/SEP/GEA-1, requesting clarification regarding the news published by the newspaper “Folha de São Paulo”, entitled "Building Contractor accuses officer of Eletrobras" as transcribed below:

“1.We refer to the article published today in the newspaper Folha de São Paulo, in the section “Poder”, under the heading " Building Contractor accuses officer of Eletrobras ", whose contents transcript follows:

The businessmanRicardo Pessoa told prosecutors of Operation Lava Jato that an officer of Eletrobras,Valter Luiz Cardeal suggested that he give to PT part of wha the expected to winin astate companycontractto build the nuclear power plant Angra 3, according tothe editionof the "Veja" magazine that began circulating on Saturday(11).

[...]

The estimated cost for the construction of Angra 3 is R$ 3.2 billion. According to the report of Mr. Pessoa, obtained by the magazine, Eletrobras asked for a 10% discount in the amount charged by the contractor consortium, which accepted a 6% rebate. Closed the contract, Cardeal tell the contractors that the difference should be transferred to the PT in the form of electiondonations.

According to the report reproduced by the magazine, Pessoa said that the suggestion was made at the end of last year. The contractor said that soon thereafter was approached by the then treasurer of the PT, John Vaccari, currently arrested in Curitiba, to make payment of the election donations to PT.

One of the former executives of Camargo Corrêa who hascooperated with the investigations in February, Dalton Avancini, told prosecutors of the Lava Jato that he paid bribes in 2011 to the former Minister of Mines and Energy, Senator Edison Lobão (PMDB-MA) to obtain facilities in the construction of the hydroelectric plant of Belo Monte and works of Angra 3.

MARKET ANNOUNCEMENT

2. In this regard, we request information about the veracity of statements disclosed in the news and, if confirmed, also clarify the reasons why the company decided not to address as a Material Fact pursuant to CVM Instruction Instruction 358/02.

3. This information must take place through the Empresa.NET System category: Comunicado ao Mercado,type: Esclarecimentos sobre Consultas CVM/BOVESPA, subject: Notícia Divulgada na Mídia, which will include a transcript of this letter.

4. We emphasize that, pursuant to art. of CVM Instruction 358/02, it is the responsibility of the Investor Relations Officer to disclose and communicate to CVM and, if applicable, the Stock Exchange and OTCentity on which the securities issued by the company are traded, any actor fact occurred or related tothe Company business and ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.

5. We also recall the obligation referred to in the sole paragraph of art. 4 of CVM Instruction No. 358/02, to inquire managers and controlling shareholders, in order to ascertain whether they have knowledge of information that should be disclosed to the market.

Finally, we clarify that the CVM understands that, in the case of leak information or if the company's issued securities present an unusually variation, the material facts must be immediately reported, although this informs refers to operation under negotiating (did not concluded), initial negotiations, feasibility studies or the mere intention of conducts of business (CIRCULAR LETTER / CVM / SEP / Nº 02/2015).

We confirm, for appropriate legal purposes, the noncompliance with the information request within 1 business day will subject the Company, based on section II of Article 9 of Law No.6,385/1976 and Article 7 combined with Article 9 of CVM Instruction No.452/2007, application of punitive fine in the amount of R$ 1,000.00 (one thousand reais). “

Regarding the above mentioned CVM Letter pursuant to the news disclosed by the media during the last weekend, from July, 10 to July, 12, in the sense that the press would have had access to confidential statement made by leader of the construction company UTC Engenharia, under his negotiation to obtain a plea bargain in the Operation "Lava Jato" where he is investigated, relating to the construction of Nuclear Power Plant Angra 3, Eletrobras hereby clarifies to its shareholders and the market in general the following:

MARKET ANNOUNCEMENT

1-      Eletrobras, up to now, was not summoned on any investigation process under the Operation “Lava Jato”, involving investigation of irregularities committed by the Company or its management.  Up to this date, Eletrobras had only the knowledge about the news above transcribed exclusively through the news in the local press;

2-      Eletrobras has requested access to all documents of Operation “Lava Jato” relating to Eletrobras, its subsidiaries and its projects, but it was reported by the Federal Police that the investigation is confidential and the Federal Police is not allowed to provide any information. The Company has pursued legal action to obtain authorization to access the documents which could be related to it, however, there has been no judicial decision on the subject to date;

3-      The Company, seeks transparency and diligence in its business. In that regard, it has hired, as informed in the Market Announcements of April 29, 2015, May 14, 2015, and June 10, 2015, the international law firm Hogan Lovells to conduct an independent investigation on certain projects in which Eletrobras companies take part and that were mentioned by the press as part of Operation “Lava Jato”, including the construction of Nuclear Power Plant Angra 3.

4-      As informed through the Market Announcement of July 9, 2015, the independent investigation is in progress and will be monitored and reported to the Investigation Management Comission, to be created, whose members shall be independent in relation to the management of the Company and its controlling shareholder.

5-      There is also the internal commission of inquiry ("commission of correction") in progress, under the Compliance Program of the Eletrobras Companies, which also oversees the hiring procedures of construction companies relating to Nuclear Power Plant Angra 3 project.

Therefore, Eletrobras has been taking measures to investigate the press reports, as well as has been keeping the market informed of the theme subject of this Market Announcement.

Rio de Janeiro, July 13, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.